

December 13, 2013

Via E-mail
Mr. Christian J. Beckett
Chief Executive Officer
Pacific Drilling, S.A.
3050 Post Oak Boulevard, Suite 1500
Houston, Texas 77056

>   **Re: Pacific Drilling, S.A.**
>   **Form 20-F for the Fiscal Year ended December 31, 2012**
>   **Filed February 28, 2013**
>   **File No. 001-35345**

Dear Mr. Beckett:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

Form 20-F for the Fiscal Year ended December 31, 2012

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

1.   We note that your auditor did not audit the financial statements pertaining to your investment in Transocean Pacific Drilling Inc. (TPDI) and have instead placed reliance on the work of another auditor as a basis for expressing their opinion as it relates to the TPDI investment amounts included in your financial statements. Please obtain and file the audit report of the other accountant in an amendment to your Form 20-F to comply with Rule 2-05 of Regulation S-X, applicable by way of Instruction 2 to Item 8.A.2 of Form 20-F. As you have incorporated your filing by reference in the Form S-8 that you filed on March 30, 2012, also include current consents from both auditors as exhibits. Please update you certifications consistent with Rule 12b-15 of Regulation 12B.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Klinko at (202) 551-3824 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief